UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(678) 473-2000

ARRIS Group, Inc. Employee Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007 and for the Year ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors of ARRIS Group, Inc.
  and the Trustees of the ARRIS Group, Inc.
  Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ARRIS Group, Inc. Employee Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia June 26, 2009	/s/ Ernst & Young LLP

ARRIS Group, Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$83,175,457	$62,355,079
Contributions receivable:
Participants	—	—
Employer	377,919	371,702

Net assets available for benefits, at fair value	83,553,376	62,726,781
Adjustment from fair value to contract value for investments in fully benefit-responsive contracts held by the collective trust fund	1,383,562	70,956

Net assets available for benefits	$84,936,938	$62,797,737

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Contributions:
Participants	$8,997,437
Rollovers	1,929,325
Employer	4,080,480

Total contributions	15,007,242

Investment income (loss):
Dividends and interest	2,442,510
Net depreciation in fair value of investments	(28,140,478)

Total investment loss	(25,697,968)

Transferred from acquired plan	38,204,781

27,514,055

Deductions from net assets attributable to:
Benefits paid to participants	(5,367,038)
Administrative expenses	(7,816)

Total deductions	(5,374,854)

Net increase in net assets	22,139,201

Net assets available for benefits:
Beginning of year	62,797,737

End of year	$84,936,938

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following description of the ARRIS Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.
General
The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (“ARRIS” or the “Company”), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2008, the Company amended the Plan to incorporate the safe harbor provisions under Section 401(k) (12) of the Internal Revenue Code and to adopt recent required regulatory legislation.
Acquisition of C-COR, Incorporated
In December of 2007, the Company acquired C-COR, Incorporated. Effective January 1, 2008, former participants of the C-COR Incorporated Retirement Savings and Profit Sharing Plan (“Prior Plan”) became eligible to participate in the Plan. In July of 2008, the fair value of the assets of the Prior Plan were transferred and merged into the Plan.
Contributions
Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (“IRS”) limitations. Effective January 1, 2007, the Plan was amended to permit participants to designate all or a portion of their contributions as after-tax Roth contributions.
Under the terms of the Plan, the Company may also make discretionary employer matching-contributions. From January 1, 2006 through March 31, 2007, the Company contributed an employer-match equal to 50% of a participant’s contributions up to 6% of compensation, for a maximum employer-match equal to 3% of compensation contributed to the Plan. Effective April 1, 2007, the Company revised the employer-matching contribution to be 100% of a participant’s contributions up to the first 3% of compensation contributed to the Plan, plus 50% of the participant’s contributions with respect to the next 2% of compensation contributed to the Plan, for a maximum employer-matching contribution equal to 4% of compensation. Effective January 1, 2008, the Company began an employer safe harbor matching Contribution using the same formula adopted April 1, 2007, which matches 100% of a participant’s contributions up to the first 3% of compensation contributed to the Plan, plus 50% of the participant’s contributions with respect to the next 2% of compensation contributed to the Plan, for a maximum employer-matching contribution equal to 4% of compensation.
The Plan provides a true-up employer matching contribution to active participants’ accounts if, after the end of the Plan year, it is determined that a participant received less than the percentage of employer-matching contributions required based on the participant’s total contributions for the year.

1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as set forth in the Plan documents.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Employer matching contributions made on and after January 1, 2008, plus actual earnings thereon, are immediately vested at 100%. The Company contribution portion of participant accounts made prior to January 1, 2008, plus actual earnings thereon become fully vested after three years of credited service.
Forfeitures
During 2008, approximately $87,199 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2008, the Company used $66,600 of forfeitures to offset contributions. As of December 31, 2008 and 2007, unallocated assets (e.g., forfeitures) included in investments totaled $47,299 and $25,155, respectively.
Payment of Benefits
Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her Plan account. The Plan also provides for hardship distributions and, once a participant has attained age 59 1/2, in-service distributions.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Certain loans originating from the C-COR, Incorporated Retirement Savings and Profit Sharing Plan (“Prior Plan”) that were assumed by the Plan in 2008 have longer terms as was permitted under the Prior Plan at the time the loans were made. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.
Administrative Expenses
Substantially all expenses of administering the Plan are paid through Plan Investments with the exception of certain fees associated with participant loans in which case the fees are paid from the participant’s account balance.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries

1. Description of the Plan (continued)
will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan document.
In December of 2007, the Company acquired C-COR, Incorporated. Effective January 1, 2008, former participants of the C-COR Incorporated Retirement Savings and Profit Sharing Plan (“Prior Plan”) became eligible to participate in the Plan. In July 2008, the assets of the Prior Plan were transferred and merged into the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncements
In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date. SFAS No. 159 was effective for fiscal years beginning after November 15, 2007 and did not have a material impact on the financial position and results of operations.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting standards that require or permit fair value measurements. Accordingly, it does not require any new fair value measurements. SFAS No. 157 was adopted on January 1, 2008 and did not have a material impact on the financial position and changes thereon for the Plan. See Note 3 of Notes to Financial Statements for further disclosure.
In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157, which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years. The Plan does not expect the adoption of FSP FAS 157-2 to have a material impact in the financial position and results of operations.
Investment Valuation and Income Recognition
The Plan’s investments in the mutual funds and common stock are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year. The contract value of participation units owned in the Fixed Fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of the participation units owned in the Fixed Fund is based on the fair value of the underlying assets. Participant loans are stated at outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2008	2007
Fixed Fund-Institutional*	18,198,537	7,296,390
Oakmark Equity & Income	6,380,337	—
American Funds Growth Fund R4	6,004,391	—
Vanguard 500 Index Signal	5,509,284	—
ARRIS Group, Inc. common stock	5,448,181	3,143,993
Blackrock Equity Dividend A	4,822,914	—
American Funds Cap Wld Growth & Income R4	4,417,656	—
PIMCO Total Return Admin	4,403,683	—
Columbia Acorn Z	4,403,616	—
Wells Fargo Advantage DJ Target 2030	4,188,031	—
MFS Emerging Growth Fund R5	—	7,295,976
MFS Total Return Fund R5	—	5,408,686
Davis NY Venture Fund-A	3,289,492	5,304,991
Scudder Equity 500 Index Fund-S	—	5,038,472
MFS Global Equity Fund R5	—	4,030,962
Liberty — Columbia Acorn Fund-A	—	3,382,705

*	Fixed Fund-Institutional value is shown at contract value. The fair value was $16,814,975 for December 31, 2008 and $7,225,434 for December 31, 2007.
The Plan’s investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:

Year ended
December 31,
2008
Mutual funds	$(27,573,743)
Common stock	(566,735)

$(28,140,478)

3. Investments (continued)
Fair Value Measurements
As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Mutual Funds and the ARRIS Group, Inc, Common Stock Fund
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.
Collective Trusts
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
Participant Loans
Participant loans are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

3. Investments (continued)
The following table presents the Plan assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$59,611,857	$—	$—	$59,611,857
ARRIS Group, Inc Common Stock	5,243,343	—	—	5,243,343
Collective trust funds	—	16,814,975	—	16,814,975
Loans to participants	—	—	1,505,282	1,505,282

Total	$64,855,200	$16,814,975	$1,505,282	$83,175,457

The table below includes a roll-forward of the Company’s participant loans that have been classified as a Level 3 in the fair value hierarchy (in thousands):

Level 3
Estimated fair value January 1, 2008	$872,648
Transfers, issuances and maturities, net	632,634

Estimated fair value December 31, 2008	$1,505,282

4. Income Tax Status
The Plan has received a determination letter from the IRS dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to keep the Plan’s operations in compliance with the Code.
5. Transactions with Parties-in-Interest
The following transactions qualify as related-party transactions; however, all of these types of transactions are exempt from the prohibited transaction rules:
•	Plan investments included shares of funds managed by Heritage Trust Corporation, who was the Plan’s Trustee, and MFS Retirement Services, Inc., who was the Plan’s record keeper, through March 31, 2008. Effective April 1, 2008, Reliance Trust Company was appointed as the trustee of the Plan. The Harford Retirement Group is now the Plan’s record keeper.

•	The Plan held ARRIS common stock valued at $5,448,181 and $3,143,993 at December 31, 2008 and 2007, respectively.

•	Participants have loans from their fund accounts outstanding in the amount of $1,505,282 and $872,648 as of December 31, 2008 and 2007, respectively.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ARRIS Group, Inc.
Employee Savings Plan
EIN: 58-2588724 Plan Number: 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)	(e)
	(b)	Description of	Current
(a)	Identity of Issue	Investment	Value

	Dwight Asset Management	Fixed Fund-Institutional	$18,198,537 **
	Oakmark	Oakmark Equity & Income	6,380,337
	American Funds	American Funds Growth Fund R$	6,004,391
	Vanguard	Vanguard 500 Index Signal	5,509,284
	Blackrock	Blackrock Equity Dividend A	4,822,914
	American Funds	American Funds Cap Wld Growth & Income R4	4,417,656
	PIMCO	PIMCO Total Return Admin	4,403,683
	Columbia	Columbia Acorn Z	4,403,616
	Wells Fargo	Wells Fargo Advantage DJ Target 2030	4,188,031
	Wells Fargo	Wells Fargo Advantage DJ Target 2020	3,891,966
	Davis	Davis New York Venture Fund A	3,289,492
	Thornburg	Thornburg International Value R5	3,194,762
	Columbia	Columbia Mid Cap Value Z	2,281,802
	Wells Fargo	Wells Fargo Advantage DJ Target 2040	1,765,221
	Oppenheimer	Oppenheimer Small Midcap Value A	1,438,009
	Wells Fargo	Wells Fargo Advantage DJ Target 2010	937,377
	Blackrock	Blackrock Small Cap Growth Equity Inv	849,730
	Wells Fargo	Wells Fargo Advantage DJ Target 2015	424,807
	Wells Fargo	Wells Fargo Advantage DJ Target 2035	375,979
	Wells Fargo	Wells Fargo Advantage DJ Target 2025	352,458
	Wells Fargo	Wells Fargo Advantage DJ Target Today	197,740
	American Century	American Century Real Estate Inv	189,355
	Wells Fargo	Wells Fargo Advantage DJ Target 2045	60,938
	Wells Fargo	Wells Fargo Advantage DJ Target 2050	27,471
*	ARRIS Group, Inc.	Common stock	5,448,181
*	Participants	Loans receivable; interest rates range 6.00% — 9.25%; maturities through 09/02/2037	1,505,282

			$84,559,019

*	Represents a party-in-interest to the Plan

**	Investment presented at contract value
Note: Cost information (column d) has not been included as all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN By: Administrative Committee (Plan Administrator)
/s/ Lawrence A. Margolis
Lawrence A. Margolis
Executive Vice President, Administration, Legal, HR, and Strategy, Chief Counsel, and Secretary

Dated: June 26, 2009